SCHEDULE 13G/A
Page 1 of 4
Filing for Fiscal Year 1999

WYANT CORPORATION
Cusip # 982855108
AMENDMENT NO.  2
WYANT CORPORATION
Cusip Number   982855108
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company,Inc.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZIN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER
		185,183 Shares

6.  SHARED VOTING POWER
		NONE

7.  SOLE DISPOSITIVE POWER
		185,183 Shares

8.  SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		185,183 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			8.2%

12.	TYPE OF REPORTING PERSON*

			IA


WYANT CORPORATION
Cusip Number   982855108
Page 3 of 4


Item 1.   Security and Issuer:

This statement relates to the common stock of Wyant Corporation ("The Issuer") 1170 U.S. Highway 22 East - Suite #203, Bridgewater, NJ 08807.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization:   Maryland

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  982855108

Item 3.:

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  185,183 shares

(b)	Percent of class:  8.2%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote:  185,183 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of: 185,183 shares.
(iv)	shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable


WYANT CORPORATION
Cusip Number   982855108
Page 4 of 4



Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2000.

_________________________________
Signature


James Wilen, President
Wilen Management Company, Inc.